Exhibit 99.1

B Communications Reports Financial Results For the

Fourth Quarter and Full Year of 2019

Tel-Aviv, Israel - March 24, 2020 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Limited (“Bezeq”) (TASE: BEZQ), today reported its financial results for the fourth quarter and year ended December 31, 2019.

Comments of Tomer Raved, CEO of B Communications:

We concluded a year of transformational changes in our holding structure and proud to have our strong new controlling shareholders, Searchlight Capital Partners and the Fuhrer family, backing us. We appreciate the various stakeholders that were involved in the changes the Company experienced in 2019 and we look forward to the years to come. As the controlling shareholder in Bezeq, the Company continues to monitor the evolving communications market and regulatory environment in Israel and abroad. Our new board and management also continue to focus on the financial stability and trajectory of both the Company and Bezeq.

We recognize the current environment due to the impact of the coronoavirus (COVID-19) and we are working to protect our Company, its assets, employees and all other stakeholders during this challenging period in time. We note that both BCOM and Bezeq are closely monitoring developments related to the spread of COVID-19 and are reviewing potential implications to their business activities. This is an evolving situation.  However. both companies are taking various actions to manage risks and exposures. At this stage, Bezeq cannot reasonably estimate the expected quantitative impact of the event on its business activities.

B Communications’ Unconsolidated Financial Liabilities and Liquidity

As of December 31, 2019, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and funds deposited in a pledged account) totaled NIS 498 million ($144 million) and its financial liabilities totaled NIS 1.87 billion ($540 million), including NIS 1.71 billion ($496 million) of Series C Debentures, NIS 53 million ($15 million) of Series D Debentures and NIS 100 million ($29 million) of Series E Debentures (including accrued interest, discounts and debt issuance costs for both series).

	December 31,	December 31,	December 31,
(In millions)	2019	2019	2018
	NIS	US$	NIS
Financial liabilities
Series B debentures	-	-	229
Series C debentures (1)	1,714	496	2,238
Series D debentures (1)	53	15	-
Series E debentures	100	29	-
Total financial liabilities	1,867	540	2,467

Liquidity
Cash and short-term investments	459	133	546
Pledged account (2)	39	11	43
Total liquidity	498	144	589

Net debt	1,369	396	1,878

1)	Series C and D debentures balances as of December 31, 2019 include fair value revaluation of NIS 175 million.
2)	Pledged for the benefit of the holders of the Series C Debentures, series D Debentures and Series E debentures. Pursuant to the indentures for the Series C Debentures, Series D Debentures and Series E debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of these debentures.

B Communications Unconsolidated Sources and Uses for the Year Ended December 31, 2019

(In millions)	NIS	US$

Net debt as of December 31, 2018	1,878	544

Financing expenses, net	97	28
Fair value debt revaluation	(175)	(51)
Issuance of shares	(447)	(129)
Operating expenses	16	5

Net debt as of December 31, 2019	1,369	397

B Communications Fourth Quarter and Full Year Consolidated Financial Results

B Communications’ consolidated revenues for the fourth quarter of 2019 totaled NIS 2.20 billion ($618 million), a 5.3% decrease from NIS 2.32 billion reported in the fourth quarter of 2018. For the full year 2019, B Communications’ revenues totaled NIS 8.92 billion ($2.58 billion), a 4.2% decrease from NIS 9.32 billion reported in 2018. For both the current and the prior year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues. The decrease in revenues was due to lower revenues in all Bezeq Group segments.

B Communications’ consolidated operating profit for the fourth quarter of 2019 was NIS 295 million ($83 million) compared to an operating loss of NIS 2.17 billion in the fourth quarter of 2018. For the full year 2019, B Communications’ consolidated operating profit totaled NIS 621 million ($180 million) compared to an operating loss of NIS 1.38 billion in 2018. The operating profit in 2019 was impacted by impairment charges of NIS 1.22 billion ($353 million) with respect to Pelephone and Bezeq International, a NIS 276 million ($80 million) provision for early retirement of Bezeq Fixed Line employees and with respect to collective agreements at Pelephone, Bezeq International and Yes. These expenses were partially offset by capital gains generated from the sale of real estate assets of Bezeq Fixed Line, mainly from the sale of the “Sakia” complex.

B Communications’ consolidated profit for the fourth quarter of 2019 totaled NIS 278 million ($78 million) compared to a loss of NIS 2.03 billion in the fourth quarter of 2018. For the full year 2019, B Communications’ consolidated loss totaled NIS 1.25 billion ($361 million) compared to a loss of NIS 1.86 billion in 2018. The consolidated loss in 2019 resulted from the reasons mentioned above as well as the write-off of the tax asset related to Yes losses of NIS 1.17 billion ($339 million).

B Communications’ net profit attributable to shareholders for the fourth quarter of 2019 was NIS 153 million ($43 million) compared with a loss of NIS 773 million in the fourth quarter of 2018. For the full year 2019, B Communications’ loss attributable to shareholders was NIS 818 million ($237 million) compared with a loss of NIS 1.03 billion in 2018. The loss attributable to shareholders in 2019 resulted from all of the reasons mentioned above.

B Communications Unconsolidated Financial Results

(In millions)	Three months ended December 31,			Year ended December 31,
	2019	2019	2018	2019	2019	2018
	NIS	US$	NIS	NIS	US$	NIS

Financing income (expenses), net	153	44	(32)	78	22	(96)
Operating expenses	(3)	(1)	(4)	(16)	(5)	(18)
PPA amortization, net	(8)	(2)	11	(38)	(11)	(16)
Impairment reverse (losses)	13	4	(285)	(555)	(160)	(618)
Interest in Bezeq’s net loss	(2)	-	(463)	(287)	(83)	(281)
Net profit (loss)	153	45	(773)	(818)	(237)	(1,029)

As of December 31, 2019, B Communications held approximately 26.3% of Bezeq’s outstanding shares. B Communications’ interest in Bezeq’s loss for the fourth quarter of 2019 totaled NIS 2 million ($580 thousands) compared with a loss of NIS 463 million reported in the fourth quarter of 2018. For the full year 2019, B Communications’ interest in Bezeq’s loss totaled NIS 287 million ($83 million) compared to a loss of NIS 281 million in 2018.

During the fourth quarter and full year of 2019, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 8 million ($2 million) and NIS 38 million ($11 million), respectively. In addition, B Communications incurred net impairment reverse of NIS 13 million ($4 million) and net impairment charges of NIS 555 million ($160 million) in the fourth quarter and full year of 2019, respectively, with respect to Pelephone and Bezeq International. The Bezeq PPA amortization expenses and impairment charges are a non-cash expenses that are subject to adjustment.

B Communications’ unconsolidated net financial income for the fourth quarter of 2019 totaled NIS 153 million ($44 million) compared with net financial expenses of NIS 32 million in the fourth quarter of 2018. Net financial income for the fourth quarter of 2019 included NIS 175 million ($51 million) generated by debt revaluation to fair value. This income was partially offset by interest expenses in the amount of NIS 23 million ($7 million) related to the Company’s debt.

B Communications’ unconsolidated profit for the fourth quarter of 2019 was NIS 153 million ($45 million) compared with a loss of NIS 773 million in the fourth quarter of 2018. For the full year 2019, B Communications’ unconsolidated loss totaled NIS 818 million ($237 million) compared with a loss of NIS 1.03 billion in 2018. The loss in 2019 was mainly generated from impairment losses related to Pelephone and Bezeq International and the write-off of the tax asset related to Yes losses.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended December 31, 2019. For a full discussion of Bezeq’s results for the quarter ended December 31, 2019, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2019	Q4 2018	% change	FY-2019	FY-2018	% change
	(NIS millions)			(NIS millions)
Revenues	2,202	2,326	(5.3)%	8,929	9,321	(4.2)%
Operating profit (loss)	113	(1,810)		989	(548)
Operating margin	5.1%	-		11%	-
Loss for the period	(5)	(1,755)		(1,087)	(1,066)
Adjusted net profit [1]	211	197		938	983
EBITDA	600	(1,230)		2,901	1,641	76.8%
EBITDA margin	27.2%	-		32.5%	17.6%
Adjusted EBITDA [2]	881	956		3,733	3,950
Adjusted EBITDA margin	40.0%	41.1%		41.8%	42.4%
Diluted EPS (LPS) (NIS)	-	(0.63)		(0.39)	(0.39)
Cash flow from operating activities	748	914	(18.2)%	2,924	3,512	(16.7)%
Payments for investments	324	416	(22.1)%	1,551	1,727	(10.2)%
Free cash flow [3]	344	679	(49.3)%	1,368	1,598	(14.4)%
Total debt	9,558	11,179		9,558	11,179	(14.5)%
Net debt	7,963	8,885		7,963	8,885	(10.4)%
Net debt/Adjusted EBITDA (end of period) [4]	2.4	2.5		2.4	2.5

[1]	Adjusted net profit is excluding the impact of other operating expenses and impairment of assets.

[2]	Adjusted EBITDA in excluding other operating income/expenses and loss from impairment of assets.

[3]	Free cash flow is defined as cash flow from operating activities less net payments for investments and lease payments.

[4]	Adjusted EBITDA in this ratio is trailing twelve months EBITDA.

Revenues of the Bezeq Group in 2019 totaled NIS 8.92 billion ($2.58 billion) compared to NIS 9.32 billion in 2018, a decrease of 4.2%. Revenues of the Bezeq Group in the fourth quarter of 2019 were NIS 2. 2 billion ($638 million) compared to NIS 2.32 billion in the corresponding quarter of 2018, a decrease of 5.3%. The decrease in revenues in both the fourth quarter and full year was due to lower revenues across all Bezeq Group segments.

Salary expenses of the Bezeq Group in 2019 totaled NIS 1.93 billion ($559 million) compared to NIS 1.99 billion in 2018, a decrease of 3%. Salary expenses of the Bezeq Group in the fourth quarter of 2019 were NIS 478 million ($138 million) compared to NIS 485 million in the corresponding quarter of 2018, a decrease of 1.4%. The decrease in salary expenses was primarily due to a reduction in the number of employee positions in Bezeq International and Yes.

Operating expenses of the Bezeq Group in 2019 totaled NIS 3.27 billion ($947 million) compared to NIS 3.37 billion in 2018, a decrease of 3.46%. Operating expenses of the Bezeq Group in the fourth quarter of 2019 were NIS 843 million ($244 million) compared to NIS 885 million in the corresponding quarter of 2018, a decrease of 4.74%. The decrease in operating expenses was due to a reduction in most expense items of the Group.

Other operating income, net of the Bezeq Group in 2019 was NIS 221 million ($64 million) compared to other operating expenses of NIS 634 million in 2018. Other operating expenses, net of the Bezeq Group in the fourth quarter of 2019 amounted to NIS 179 million ($52 million) compared to NIS 521 million in the corresponding quarter of 2018. In 2019, other operating income, net was impacted by capital gains from the sale of real estate, primarily capital gains of NIS 403 million ($117 million) from the sale of the “Sakia” complex. In addition, provisions of NIS 276 million were recorded for the early retirement of employees compared to NIS 559 million in 2018. Furthermore, in 2019 there was a reduction in expenses relating to legal claims. Other operating expenses, net in the fourth quarter of 2019, were impacted by provisions of NIS 207 million ($60 million) for the early retirement of employees compared to NIS 452 million in the corresponding quarter of 2018.

Loss from impairment of assets of the Bezeq Group in 2019 totaled NIS 1.05 billion ($305 million) compared to NIS 1.68 billion in 2018. The loss in 2019 was due to an impairment loss with respect to Pelephone’s assets of NIS 951 million ($275 million) and an impairment loss with respect to Bezeq International’s assets of NIS 102 million ($30 million). The loss in 2018 was due to an impairment loss of Yes assets of NIS 1.64 billion and an impairment loss of Walla assets of NIS 37 million.

Depreciation and amortization expenses of the Bezeq Group in 2019 totaled NIS 1.91 billion ($554 million) compared to NIS 2.19 billion in 2018, a decrease of 12.78%. Depreciation and amortization expenses of the Bezeq Group in the fourth quarter of 2019 were NIS 487 million ($141 million) compared to NIS 580 million in the corresponding quarter of 2018, a decrease of 16.03%. The decrease in depreciation amortization and ongoing impairment expenses was primarily due to the decrease in depreciable and amortizable Yes assets in the fourth quarter of 2018. The decrease was partially offset by the ongoing impairment charges (fixed and intangible assets) recorded during 2019.

Profitability metrics in 2019 were primarily impacted by the aforementioned impairment losses in Pelephone and Bezeq International assets as well as the changes in other operating expenses/income, net.

Operating profit of the Bezeq Group in 2019 totaled NIS 989 billion ($286 million) compared to an operating loss of NIS 548 million in 2018. Operating profit of the Bezeq Group in the fourth quarter of 2019 was NIS 113 million ($33 million) compared to an operating loss of NIS 1.8 billion in the corresponding quarter of 2018.

Financing expenses, net of the Bezeq Group in 2019 totaled NIS 549 million ($159 million), compared to NIS 435 million in 2018, an increase of 26.2%. Financing expenses, net of the Bezeq Group in the fourth quarter of 2019 were NIS 109 million ($32 million) compared to NIS 108 million in the corresponding quarter of 2018, an increase of 0.9%. The increase in financing expenses in 2019 was primarily due to the increase in financing expenses at Bezeq Fixed-Line mainly due to the its debt early repayment fees as well as financing expenses in respect of provisions for employee benefits.

Tax expenses of the Bezeq Group in 2019 totaled NIS 1.53 billion ($443 million) compared to NIS 80 million in 2018. Tax expenses in the fourth quarter of 2019 amounted to NIS 9 million, compared to a tax benefit of NIS 163 million in the same quarter of 2018. The increase in tax expenses was primarily due to the write-off of the tax asset in connection with Yes’ losses resulting in the recognition of NIS 1.166 billion of tax expenses as well as an increase in taxable income arising from the sale of the “Sakia” complex.

The Bezeq Group incurred a loss of NIS 1.09 billion ($315 million) in 2019 compared to a loss of NIS 1.06 billion in 2018 and incurred a loss of NIS 5 million ($2 million) in the fourth quarter of 2019 compared to loss of NIS 1.75 billion in the corresponding quarter of 2018. Net loss was primarily influenced by the aforementioned changes in loss from impairment of assets as well as changes in other operating expenses/income, net.

EBITDA of the Bezeq Group in 2019 totaled NIS 2.9 billion ($840 million) (EBITDA margin of 32.5)% compared to NIS 1.64 billion (EBITDA margin of 17.6)% in 2018, an increase of 76.8%. EBITDA of the Bezeq Group in the fourth quarter of 2019 was NIS 600 million ($174 million), compared to negative EBITDA of NIS 1.23 billion in the corresponding quarter of 2018.

Adjusted EBITDA of the Bezeq Group represents EBITDA after adjusting for the impact of other operating expenses and loss from impairment of assets. The adjusted EBITDA in 2019 totaled NIS 3.73 billion ($1.08 billion) (EBITDA margin of 41.8)% compared to NIS 3.95 billion (EBITDA margin of 42.4)% in 2018. Adjusted EBITDA in the fourth quarter of 2019 totaled NIS 881 million ($255 million) (EBITDA margin of 40)% compared to NIS 956 million (EBITDA margin of 41.1)% in the corresponding quarter of 2018.

Cash flow from operating activities of the Bezeq Group in 2019 totaled NIS 2.92 billion ($847 million) compared to NIS 3.51 billion in 2018, a decrease of 16.7%. Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2019 was NIS 748 million ($216 million) compared to NIS 914 million in the corresponding quarter of 2018, a decrease of 18.2%.

Payments for investments (Capex) of the Bezeq Group in 2019 totaled NIS 1.55 billion ($450 million) compared to NIS 1.72 billion in 2018, a decrease of 10.2%. Capex in the fourth quarter of 2019 amounted to NIS 324 million ($94 million) compared to NIS 416 million in the same quarter of 2018, a decrease of 22.1%. Capex in 2019 was impacted by net payments of NIS 74 million for a betterment levy compared to payments of NIS 121 million for permit fees and a purchase tax in 2018 relating to the sale of the “Sakia” complex.

Free cash flow of the Bezeq Group in 2019 totaled NIS 1.37 billion ($397 million) compared to NIS 1.59 billion in 2018, a decrease of 14.4%. Free cash flow of the Bezeq Group in the fourth quarter of 2019 was NIS 344 million ($100 million) compared to NIS 679 million in the same quarter of 2018, a decrease of 49.3%. The decrease in free cash flow in 2019 was due to the aforementioned decrease in cash flow from operating activities partially offset by an increase in proceeds from the sale of assets primarily due to the sale of the “Sakia” complex. The decrease in free cash flow in the fourth quarter of 2019 was primarily due to the aforementioned decrease in cash flow from operating activities as well as a decrease in proceeds from the sale of real estate (NIS 12 million compared to NIS 272 million in the corresponding quarter of 2018, mainly due to proceeds from the sale of the “Sakia” complex).

Total debt of the Bezeq Group as of December 31, 2019 was NIS 9.55 billion ($2.77 billion) compared to NIS 11.2 billion as of December 31, 2018, decrease of 14.7%.

Net debt of the Bezeq Group was NIS 7.96 billion ($2.3 billion) as of December 31, 2019 compared to NIS 8.88 billion as of December 31, 2018.

Net debt to adjusted EBITDA ratio of the Bezeq Group as of December 31, 2019, was 2.4 compared to 2.5 as of December 31, 2018.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.45 = US$ 1 as published by the Bank of Israel for December 31, 2019.

Reporting Principles and Accounting Policy

Presentation of impairment losses

An impairment loss arising from a non-recurring adjustment of forecasts for the coming years is classified as other operating expenses in the statement of income. On the other hand, an impairment loss arising from the continuous adjustment of non-current assets of the Group companies to their fair value, less disposal costs (arising due to the expected negative cash flow and negative operating value of those companies) is classified under the same items as the current expenses for these assets. This classification is more consistent with the presentation method based on the nature of the expense and is more suitable for understanding the Group’s business.

Accordingly, as from the first quarter of 2019, impairment of the broadcasting rights in Yes and Walla! are presented under “general and operating expenses”, while impairment of fixed assets and intangible assets are presented under “depreciation, amortization and impairment” in the statement of income.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;

●	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;

●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and

●	Net debt to adjusted EBITDA ratio - defined as net debt divided by the trailing twelve months adjusted EBITDA.

●	Free Cash Flow - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and lease payments.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratios to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. B Communications is controlled by Searchlight II BZQ L.P (60.18)% and T.N.R Investments Ltd (11.39)%. Our controlling shareholders have extensive telecom experience and financial strength, representing significant business and management added value for the Bezeq Group. The Searchlight group has proven and successful experience in global investments in communications companies as well as upgrading processes such as infrastructure and technology.

For more information please visit the following internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.searchlightcap.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@bcomm.co.il / Tel: +972-3-924-0000

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31

(In millions)

	2019	2019	2018
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	853	247	1,104
Investments	1,241	360	1,780
Trade receivables	1,689	489	1,773
Other receivables	313	90	269
Assets held for sale	43	12	-
Inventory	93	27	97

Total current assets	4,232	1,225	5,023

Non-Current Assets
Trade and other receivables	476	138	470
Property, plant and equipment	6,049	1,750	6,313
Intangible assets	3,200	926	4,227
Deferred expenses and investments	367	106	509
Broadcasting rights	59	17	60
Rights of use assets	1,199	347	1,504
Deferred tax assets	59	17	1,205
Investment property	-	-	64

Total non-current assets	11,409	3,301	14,352

Total assets	15,641	4,526	19,375

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31 (cont’d)

(In millions)

	2019	2019	2018
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)
Current Liabilities
Bank loans and debentures	1,007	292	3,997
Leases rights liabilities	415	120	445
Trade and other payables	1,414	409	1,702
Current tax liabilities	12	3	8
Provisions	125	36	175
Employee benefits	654	190	581
Total current liabilities	3,627	1,050	6,908

Non-Current Liabilities
Bank loans and debentures	10,412	3,013	9,637
Leases rights liabilities	969	280	1,106
Employee benefits	356	103	445
Other liabilities	139	40	175
Provisions	49	14	38
Deferred tax liabilities	157	45	302
Total non-current liabilities	12,082	3,495	11,703

Total liabilities	15,709	4,545	18,611

Equity (equity deficit)
Attributable to shareholders of the Company	(152)	(44)	228
Non-controlling interests	84	25	536

Total equity (equity deficit)	(68)	(19)	764

Total liabilities and equity (equity deficit)	15,641	4,526	19,375

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31

(In millions except per share data)

	2019	2019	2018
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)

Revenues	8,929	2,584	9,321

Costs and expenses
Depreciation, amortization and impairment	2,064	597	2,387
Salaries	1,937	560	1,995
General and operating expenses	3,276	353	3,394
Impairment losses	1,220	948	2,294
Other operating expenses (income), net	(188)	(54)	635

	8,309	2,404	10,705

Operating profit (loss)	620	180	(1,384)

Financing expenses, net	472	137	531

Profit (loss) after financing expenses, net	148	43	(1,915)

Share of loss in equity-accounted investee	2	1	3

Profit (loss) before income tax	146	42	(1,918)

Tax expenses (income)	1,392	403	(59)

Loss for the period	(1,246)	(361)	(1,859)

Loss attributable to:
Shareholders of the Company	(818)	(237)	(1,029)
Non-controlling interests	(428)	(124)	(830)

Loss for the period	(1,246)	(361)	(1,859)

Loss per share
Basic	(18.94)	(5.48)	(34.44)
Diluted	(18.94)	(5.48)	(34.44)

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit (loss) to EBITDA:

(In millions)	Three-months period ended December 31,			Year ended December 31,
	2019	2019	2018	2019	2019	2018
	NIS	US$		NIS	US$	NIS

Net profit (loss)	(5)	(1)	(1,755)	(1,087)	(315)	(1,066)
Tax expenses (income)	9	2	(163)	1,525	441	80
Share of loss in equity - accounted investee	-	-	-	2	1	3
Financing expenses, net	109	32	108	549	159	435
Depreciation and amortization	487	141	580	1,912	553	2,189

EBITDA	600	174	(1,230)	2,901	839	1,641
Other operating expenses (income), net	179	52	521	(221)	(64)	634
Impairment losses	102	29	1,665	1,053	305	1,675
Adjusted EBITDA	881	255	956	3,733	1,080	3,950

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at December 31,
	2019	2019	2018
	NIS	US$	NIS

Short term bank loans and credit and debentures	1,007	291	1,542
Non-current bank loans and debentures	8,551	2,474	9,637
Cash and cash equivalents	(400)	(116)	(890)
Investments	(1,195)	(345)	(1,404)

Net debt	7,963	2,304	8,885

Net Debt to Trailing Twelve Months Adjusted EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to Adjusted EBITDA trailing twelve months ratio:

(In millions)	As at December 31,
	2019	2019	2018
	NIS	NIS	US$

Net debt	7,963	2,304	8,885

Trailing twelve months Adjusted EBITDA	3,733	1,080	3,538

Net debt to Adjusted EBITDA ratio	2.4	2.4	2.5

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended December 31,			Year ended December 31,
	2019	2019	2018	2019	2019	2018
	NIS	US$	NIS	NIS	US$	NIS

Cash flow from operating activities	748	216	914	2,924	846	3,512
Purchase of property, plant and equipment	(244)	(70)	(327)	(1,095)	(317)	(1,216)
Investment in intangible assets and deferred expenses	(80)	(23)	(89)	(382)	(111)	(390)
Lease payments	(92)	(26)	(91)	(414)	(120)	(422)
Permit fee	-	-	-	(74)	(21)	(121)
Betterment tax	-	-	-	5	1	(80)
Proceeds from the sale of property, plant and equipment	12	3	272	404	118	315
Free cash flow	344	100	679	1,368	396	1,598

B Communications’ Unconsolidated Statement of Financial position as at

	December 31,	December 31,	December 31,
(In millions)	2019	2019	2018
	NIS	US$	NIS

Current assets
Cash and cash equivalents	452	131	213
Short-term investments	46	13	376
Other receivables	-	-	2
Total current assets	498	144	591

Non-current assets
Investment in an investee (*)	1,224	354	2,112

Total assets	1,722	498	2,703

Current liabilities
Debentures	-	-	2,455
Other payables	13	4	20
Total current liabilities	13	4	2,475

Non-current liabilities
Debentures	1,861	538	-

Total liabilities	1,874	542	2,475

Equity (equity deficit)	(152)	(44)	228

Total liabilities and equity (equity deficit)	1,722	498	2,703

(*)	Investment in Bezeq.

Disclosure with Respect to the Company’s Requirements Under its Series C, D and E Debentures

As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.

Designated disclosure with respect to the Company’s projected cash flows

In accordance with the “hybrid model disclosure requirements” promulgated by the Israeli Securities Authority that are applicable to B Communications Ltd. (the “Company”), the following is a report of the Company’s projected cash flows (the “report”) and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our debentures.

In examining the existence of warning signs as of December 31, 2019, our board of directors noted that our unconsolidated unaudited cash flow statement for 2019 reflects that we, as expected, had a continuing negative cash flow from operating activities of NIS 16 million. In addition, the Company’s unaudited statements of financial position as of December 31, 2019, reflect that the Company had an equity deficit of NIS 152 million.

The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the periods from January 1, 2020 until December 31, 2020 and from January 1, 2021 until December 31, 2021, described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the period covered by the projected cash flows statement there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The following are the projected cash flows of the Company and the assumptions upon which they are based:

NIS millions	For the period from January 1, 2020 until December 31, 2020	For the period from January 1, 2021 until December 31, 2021

Opening balance:
Bank deposits and marketable securities	46	385
Cash and cash equivalents	452	29
Total liquidity	498	414

Projected sources:
Cash flows from investing activities
Profits from investments in marketable securities and interest on bank deposits	4	3
Cash flows from investing activities	4	3

Projected uses:
Cash flows used in operating activities:
Operating expenses	(10)	(10)
Cash used in operating activities	(10)	(10)

Cash flows used in investing activities
Purchase of marketable securities, net	(29)	-
Investments in bank deposits, net	(310)	80
Cash used in investing activities	(339)	80

Cash flows used in financing activities:
Interest payments on debentures	(78)	(78)
Cash used in financing activities	(78)	(78)

Ending balance:
Cash and cash equivalents	29	24
Bank deposits and marketable securities	385	305

Total liquidity	414	329

●	The Company expects a 1% return on its investments in long-term deposits and marketable securities.

●	The foregoing assumes the repayment of interest on the Company’s traded debentures in an amount of NIS 78 million according to the debentures amortization table.

●	The Company has sufficient sources for the repayment of its liabilities, through cash balances, investments in bank deposits and marketable securities that can be redeemed in the short-term.

Buyback of Debentures: On March 24, 2020, the Company’s Board of Directors approved the buyback of up to NIS 40 million of the Company’s Series C Debentures. The debentures may be repurchased from time to time on the TASE or through block trades. Repurchases may be started or stopped at any time without prior notice, depending on market conditions and other factors. Any such potential repurchases were not factored in to the above-described projected cash flows.

The Board of Directors has reviewed and approved the sources included in the disclosure of the projected cash flow after it found them reasonable about the financial scope of each source and the timing expected to be received.

The foregoing as part of the disclosure of the forecasted cash flow is forward-looking information. The Company’s sustainability and expectations, and the assumptions underlying the cash flow forecast are based on the data held by the Company as of the date of the report, and assuming its continued operations in the ordinary course of business. These assumptions and estimates also dependant on external factors over which the Company has little or no influence. The actual data may differ materially from the above projections as a result of the uncertainty that currently prevails with respect to the global economy and the communications markets.